Koor Industries Ltd.


                                                Office of Legal Counsel
                                                21 Ha'arba'ah St.
                                                Tel-Aviv 64739
                                                Israel
                                                Tel.:972-3-6238420
                                                Fax:972-3-6238425

                                                6 December 2001



The Securities Authority     The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                 Jerusalem 91007
---------------              --------------                 ---------------

Fax: 02-6513940              Fax: 03-5105379



Dear Sirs,



Re:   Immediate Report (NO. 19/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)



Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

Following immediate report no. 18/2001, a copy of which is attached herewithin, and upon The Securities Authority's request, Koor is announcing that if the deal discussed in the attached immediate report will close, it will dilute Koor's share in ECI by 12.5% and will cause a loss of about
17.8 million dollars to Koor.


                                                Yours Sincerely,


                                                Shlomo Heller, Adv.
                                                  Legal Counsel